NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215-2220

PREMIUM WAIVER RIDER

PLEASE READ THIS RIDER CAREFULLY

The Incontestability period of this Rider begins on the Rider Effective Date and will be different from that of the Policy if this Rider is elected after the Policy Date.

General Information Regarding this Rider

This Premium Waiver Rider (“Rider”) is made part of the Policy to which it is attached on the Rider Effective Date.

To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Policy to which it is attached the provisions of this Rider will control the Policy accordingly. Terms not defined in this Rider shall have the meanings given to them in the base Policy.

This Rider provides for a credit of Premium Waiver Benefit to this Policy’s Cash Value each Policy Monthaversary if the Insured becomes Disabled, subject to the specified conditions being met. This Rider has no cash value and no loan value.

Defined Terms used in this Rider

The following definitions apply to coverage under this Rider.

Premium Waiver Benefit - The lesser of the Specified Premium or the average actual monthly premiums paid over the 36 months prior to the date a Disability began, excluding the six month waiting period.

Specified Premium - The monthly dollar amount specified by the Insured. It used to determine the Premium Waiver Benefit. It is stated on the Policy Data Pages. The Specified Premium shall not exceed (1/12)% of the base Policy Specified Amount.

Disability (Disabled) – The following will constitute a total Disability of the Insured for purposes of this Rider:

As a result of bodily injury or disease the Insured is prevented from:

1.	performing for pay or profit the material duties of his or her regular occupation during the first 60 months after the injury or disease first manifests itself; or thereafter,
2.

performing for pay or profit the duties of any occupation for which he or she becomes qualified by reason of training, education, or experience, following the first 60 months of any one continuous period of disability.

The total and permanent loss by the Insured of any of the following will also be considered a total Disability:

1.	complete loss of sight in both eyes;

2.	both hands are completely severed above the wrist (complete loss of four fingers on the same hand will be considered the same as complete severance of that hand above the wrist);

3.	both feet are completely severed above the ankle; or

4.

one hand is severed above the wrist (complete loss of four fingers on the same hand will be considered the same as complete severance of that hand above the wrist) and one foot is severed above the ankle.

Rider Effective Date – The date coverage under this Rider commences. The Rider Effective Date will be the Policy Date unless this Rider is elected after the Policy is issued. If added by post-issue election, the Rider Effective Date will be stated in reissued Policy Data Pages as the Start Date.

Misstatement of Age or Sex

If the age or sex of the Insured has been misstated, the charges and benefits payable will be adjusted to reflect the difference based on the Insured’s correct age and sex.

Incontestability

After this Rider has been in force during the life of the Insured for two years from the Rider Effective Date or a reinstatement date, we will not contest it for any reason except as to a Disability that begins before the end of such two year period.

NWLA-420-NY-A	(09/2010)

Rider Cost

The monthly cost for this Rider is equal to the product of (1) times (2) times (3), where:

(1)

is the lesser of the Specified Premium for this Rider or the average actual monthly Premiums paid over the 36 months prior to the beginning of the waiting period. If there are less than 36 months between the date the Rider is issued and the beginning of the waiting period, we would take the average Premium over those months;

(2)	is the rate class multiple for this Rider shown in the Policy Data Pages; and

(3)	is the factor based on the Insured’s Attained Age and sex shown in the attached table.

The monthly cost for this Rider will be included in the monthly deduction from the Policy’s Cash Value as long as this Rider is in force.

Reinstatement

In the event of a lapse, this Rider may be reinstated along with, and according to the terms of, the Policy to which it is attached, so long as this Rider has not terminated, see Termination section.

Risks Not Assumed

No benefits will be provided by this Rider if the Disability:

1.	resulted from war or an act of war, or service in the military, naval or air forces of any country at war;

2.	directly resulted from injuries willfully and intentionally self-inflicted;

3.

commenced within five years of the Rider Effective Date as a result of an act of war or any act incident thereto, whether such war be declared or undeclared; provided such act takes place while the Insured is outside the borders of the continental United States of America.

Notice of Claim and Proof of Disability

Written notice of a claim and satisfactory proof of the Insured’s Disability must be given to us at our Home Office listed on the face page of the Policy before we credit any Premium Waiver Benefits. We may require the Insured to be examined by a doctor, at our expense if a particular doctor is required by us, as part of any proof of Disability.

Such notice and proof must be given to us while the Insured is alive and totally Disabled.

While benefits are being received under this Rider, we may again require satisfactory proof, at reasonable intervals, that the Insured is still Disabled. After the Insured has been Disabled for two years, we will not require such proof more than once a year.

If the Premium Waiver Benefit is being credited under this Rider and the Insured fails to provide the required proof of Disability, we will not consider the Insured Disabled and no further Premium Waiver Benefits will be credited.

Failure to give notice and furnish proof of Disability within the time required shall not invalidate or reduce any claim if it was not reasonably possible to give proof within such time, provided such proof is furnished as soon as reasonably possible and in no event, except in the absence of legal capacity, later than one year from the time proof is otherwise required.

Six-Month Waiting Period

We will not begin to credit the Premium Waiver Benefit until a Disability has continued for at least six months. No credit will be payable for any period prior to the end of such six month period.

Policy Changes and Additional Contributions

While the Premium Waiver Benefit is being credited, we will not allow changes in the Specified Premium. Additional contributions to the Policy’s Cash Value will be allowed, if permitted by law.

Benefits Provided by this Rider

If the Insured has a condition that meets the definition of Disability, the condition is not excluded by the Risks Not Assumed section, and the Six-Month Waiting Period section is satisfied while this Rider is in force, we will provide one of the following benefits:

1.

if the Disability occurs before the Policy Anniversary on which the Insured reaches Attained Age 63, the Premium Waiver Benefit will be credited to the Policy’s Cash Value each Policy Monthaversary after such Disability begins and while it continues to Attained Age 65; or

2.

if the Disability occurs on or after the Policy Anniversary on which the Insured reaches Attained Age 63, but before Attained Age 65, the Premium Waiver Benefits will be credited to the Policy’s Cash Value each Policy Monthaversary during the Disability for a 2 year period starting on the date of Disability.

NWLA-420-NY-A	2	(09/2010)

The Premium Waiver Benefit will continue to be credited during a grace period. If the Insured does not pay the required Premium within the grace period and the Policy lapses, the Premium Waiver Benefit will be applied to purchase a guaranteed level premium term policy using the Premium Waiver Rider Benefit as the net level premium and the mortality table and guaranteed minimum Fixed Account interest crediting rate of the Policy to determine the amount of the term policy. The term insurance will provide coverage until the greater of the Insured’s Attained Age 65 or 2 years from the date of Disability. The term policy will be issued with a waiver of premium disability benefit rider and the Insured will be deemed to have met the definition of Disability.

Termination

You may terminate this Rider by written request to us. Termination by written request will be effective the Policy Monthaversary on or next following receipt at our Home Office stated on the Policy cover page. In order to terminate this Rider, we have the right to require return of this Rider and the Policy to which it is attached for endorsement.

This Rider also terminates on the earliest of the following dates:

1)	the date the Policy to which this Rider is attached terminates unless the Policy lapses while the Premium Waiver Benefit is being paid; or

2)	the Policy Anniversary on which the Insured reaches Attained Age 65, except as provided in item 2 of the Benefits Provided by the this Rider section.

Secretary	President

NWLA-420-NY-A	3	(09/2010)

PREMIUM WAIVER RIDER

FACTORS FOR WAIVER OF PREMIUM

ATTAINED	Factors		ATTAINED	Factors
AGE	Male	Female	AGE	Male	Female
21.042		.063	46.053		.078
22.042		.063	47.055		.080
23.042		.063	48.057		.081
24.042		.063	49.059		.082
25.042		.063	50.061		.083
26.042		.063	51.063		.084
27.042		.063	52.074		.090
28.042		.063	53.084		.095
29.042		.063	54.095		.100
30.042		.063	55.105		.105
31.042		.063	56.105		.105
32.042		.063	57.105		.105
33.042		.063	58.105		.105
34.042		.063	59.105		.105
35.042		.063	*60	.105	.105
36.043		.063	*61	.105	.105
37.044		.063	*62	.105	.105
38.045		.063	*63	.105	.105
39.046		.063	*64	.105	.105
40.047		.063
41.048		.066
42.049		.069
43.050		.072
44.051		.074
45.052		.076

The factors shown are for a standard premium class. If this rider is issued in a substandard premium class, the factors will be a multiple of the standard factor. Rate class multiples for special premium class are: B - 1.50, D - 2.00, F - 2.50, H - 3.00.

*	Issue Ages for this Rider are 21-59.

NWLA-420-NY-A	4	(09/2010)